

STRUCTURED INVESTMENTS
Opportunities in U.S.Equities

Free Writing Prospectus
Registration Statement No. 333-253385
February 9, 2023
Filed Pursuant to Rule 433

Contingent Income Auto-Callable Securities due February 18, 2028
Based on the Performance of the S&P 500® Index
Principal at Risk Securities

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities, which we refer to as the securities. Investors must carefully review the accompanying free writing prospectus referenced below, prospectus, prospectus supplement and Equity Index Underlying Supplement, and the "Risk Considerations" on the following page, prior to making an investment decision.

INDICATIVE TERMS

Issuer:	HSBC USA Inc. ("HSBC")
Pricing date:	February 15, 2023
Original issue date:	February 21, 2023 (3 business days after the pricing date)
Maturity date:	February 18, 2028, subject to adjustment as described in the accompanying Equity Index Underlying Supplement
Underlying index:	S&P 500® Index (Bloomberg symbol: SPX) (the "SPX") For more information about the underlying index, including historical performance information, see the accompanying free writing prospectus.
Determination dates:	May 15, 2023, August 15, 2023, November 15, 2023, February 15, 2024, May 15, 2024, August 15, 2024, November 15, 2024, February 18, 2025, May 15, 2025, August 15, 2025, November 17, 2025, February 17, 2026, May 15, 2026, August 17, 2026, November 16, 2026, February 16, 2027, May 17, 2027, August 16, 2027, November 15, 2027 and February 15, 2028 (the final determination date), each subject to adjustment as described "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Early redemption:	**The securities are not subject to early redemption until twelve months after the original issue date.** If, on any of the fourth through the nineteenth determination dates, the determination closing level of the underlying index is greater than or equal to the initial index level, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date**.**
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Determination closing level:	The official closing level of the underlying index on any determination date other than the final determination date, as determined by the calculation agent.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:	- If, on any determination date, the determination closing level or the final index level, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment at an annual rate of at least 8.00% of the stated principal amount per security (corresponding to $20.00 (or at least 2.00% per quarter per security) on the related contingent payment date. The actual contingent quarterly payment will be determined on the pricing date. - If, on any determination date, the determination closing level or the final index level, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date. It is possible that the underlying index will remain below the downside threshold level for extended periods of time or even throughout the entire term of the securities so that you will receive few or no contingent quarterly payments during the term of the securities.

Official closing level:	The official closing level on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page ("SPX <INDEX>") or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:		
If the final index level is **greater than** or **equal to** the downside threshold level:	(i) the stated principal amount and (ii) the contingent quarterly payment with respect to the final determination date.	
If the final index level is **less than** the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor. **In this case, the payment at maturity will be less than 80.00% of the stated principal amount of the securities and could be zero.**	

Index performance factor:	final index level / initial index level
Downside threshold level:	80% of the initial index level
Initial index level:	The official closing level on the pricing date.
Final index level:	The official closing level on the valuation date.
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Estimated initial value:	The estimated initial value of the securities is expected to be less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the securities, which will be determined by us on the pricing date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any."
CUSIP / ISIN:	40441XN30 / US40441XN300
Free writing prospectus:	https://www.sec.gov/Archives/edgar/data/83246/000110465923017786/tm235596d19_fwp.htm

The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the securities.

Risk Considerations

It is important for you to understand that this offering summary does not contain all of the material information an investor should consider before investing in the securities, including a more complete description of the risks relating to the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying free writing prospectus.

Risks Relating to the Structure or Features of the Securities

- You may lose your entire initial investment.
- You will not receive any contingent quarterly payment for any quarterly period where the determination closing level or the final index level, as applicable, is less than the downside threshold level on the related determination date.
- Your return on the securities is limited to the principal amount plus any contingent quarterly payments, regardless of any appreciation in the value of the underlying index.
- The securities may be called prior to the maturity date.
- The amounts payable on the securities are not linked to the level of the underlying index at any time other than on the determination dates, including the final determination date.

Risks Relating to the Underlying Index

- Adjustments to the underlying index could adversely affect the value of the securities.

General Risk Factors

- Credit risk of HSBC USA Inc.
- The estimated initial value of the securities, which will be determined by us on the pricing date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any.
- The price of your securities in the secondary market, if any, immediately after the pricing date is expected to be less than the price to public.
- If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.
- Hedging and trading activity by our affiliates could adversely affect the value of the securities.
- The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.
- Investing in the securities is not equivalent to investing in the securities included in the underlying index.
- The securities are not insured by any governmental agency of the United States or any other jurisdiction.
- The market price of the securities will be influenced by many unpredictable factors.
- The securities will not be listed on any securities exchange and secondary trading may be limited.
- The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying free writing prospectus under the caption "Additional Information About the securities —Tax considerations" concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.

If there is any inconsistency between any terms herein and the free writing prospectus relating to the securities, the free writing prospectus shall prevail. The issuer has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the Securities and Exchange Commission ("SEC") for the offering to which this preliminary free writing prospectus relates. Before you invest, you should read the free writing prospectus relating to the offering, and also the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at https://www.sec.gov/edgar/search/. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the free writing prospectus, prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free **1-866-811-8049**.